SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 10, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

FirstAssist and CGI sign a 10-year, £multi-million

GIOS contract

London, UK — November 10, 2003 – CGI Group (Europe) Limited (CGI) (TSX: GIB.A; NYSE: GIB) has signed a 10-year, £multi-million contract to implement its leading insurance administration system, GIOS (Global Insurance Open Solution), with FirstAssist, a major player within the healthcare and assistance markets.

FirstAssist, formerly the healthcare division of RSA, relies on disparate legacy applications, which are difficult to maintain and manage effectively. The company decided it required a more technologically advanced insurance system, which would help drive down administration costs across the organisation and provide it with the ability to offer exceptional customer service. Following a thorough evaluation of all the leading solutions available on the market, FirstAssist chose CGI’s revolutionary insurance administration system, GIOS.

GIOS is a highly flexible, modular solution, which is capable of fully supporting the administration function for all forms of insurance products. Through the use of CGI’s GIOS Healthcare template as a starting point, FirstAssist gains access to the specialist healthcare insurance functionality that is readily available within GIOS.

FirstAssist has already begun working with CGI in the design phase of the implementation and, following extensive testing, is scheduled to go-live in the UK in October 2004.

Steve Wood, managing director of FirstAssist, comments: “CGI will help FirstAssist benefit from having one of the most functionality rich solutions available on the market. GIOS will enable us to have a completely integrated system and the benefits in terms of time and cost savings will be immense.”

Wood adds: “GIOS will also be integrated into VEDA, the leading-edge Internet-based billing and coding technology from Healthcode. This will enable FirstAssist to monitor invoicing procedures and working practices more effectively, and we are working closely with CGI in pioneering this important insurance industry standard for billing and coding.”

Gavin Chapman, managing director at CGI Group Europe, said: “Healthcare insurance organisations must streamline their operations if they are to remain cost effective and consistent in meeting the industry’s increasing business volumes. Currently, many insurers have a large number of disparate legacy IT systems, none of which communicate with each other very well, if at all. FirstAssist’s new single operational platform will provide real flexibility for the company’s future expansion and result in superior customer service and real competitive edge.”

Chapman adds: “CGI will work closely with FirstAssist to produce an intuitive solution, tailored to the organisation’s specific needs. We look forward to building this successful relationship in the years to come.”

About FirstAssist
Established in April 2003 as a result of a management buy-out from Royal & SunAlliance, FirstAssist handles health and wellbeing services worth £300m.  FirstAssist employs employment experts, lawyers, counsellors and health insurance specialists supported by extensive quality controlled networks for provision of medical services. Operating 24/7, the company employs over 1100 staff with offices in Bournemouth, Halifax, Hinckley, Plymouth, Purley and Sutton.   For further information please visit www.firstassist.co.uk

About CGI
Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is CDN$2.8 billion (US$2.1 billion) and at July 29, 2003, CGI’s order backlog was CDN$12.5 billion (US$ 9.1 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

FirstAssist

Susan Abbot or Justine Russell
020 8977 9132

Anna Waddington-Feather
01952 221002

CGI
UK press enquiries:
Geraldine Grewal/Lisa Carter
Portfolio Communications Ltd.
020 7240 6959

Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: November 10, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary